David J. Campbell

Direct Phone: +1.212.649.0623

Direct Fax: +1.212.649.0625

dcampbell@silvercrestgroup.com

November 15, 2012

Via EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Silvercrest Asset Management Group Inc.

Registration Statements on Form S-1

File No. 333-183963

Dear Ms. Long:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Silvercrest Asset Management Group Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of its Registration Statement on Form S-1 (File No. 333-183963) initially filed on September 18, 2012, together with all amendments and exhibits thereto (collectively, the “Registration Statement”).

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates due to current market conditions. The Registrant believes that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as mandated by Rule 477 of the Securities Act. The Registrant confirms that no securities have been sold pursuant to the Registration Statement; and the Registrant requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant at Silvercrest Asset Management Group Inc., 1330 Avenue of the Americas, 38th Floor, New York, New York, 10019, with a copy to the Registrant’s counsel, Bingham McCutchen LLP, Attn: Christina E. Melendi, 399 Park Avenue, New York, New York 10022.

Via EDGAR

Pamela Long

November 15, 2012

If you have any questions with respect to this matter, please contact Christina E. Melendi of Bingham McCutchen LLP at
212-705-7814.

Sincerely yours,

/s/ David J. Campbell

David J. Campbell

cc:   Christina E. Melendi (Bingham McCutchen LLP)